[redacted]

11022341

SEC Mail Processing Section

MAY 16 2011

Washington, DC
110

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number:.........3235-0123
Expires:.............April 30, 2013
Estimated average burden hours per response........... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8-65342

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brown Advisory Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

901 South Bond Street, Suite 400
(No. and Street)

Baltimore (City) Maryland (State) 21231 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David M. Churchill 410-537-5414
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state, last, first, middle name*)

1 East Pratt Street (Address) Baltimore (City) Maryland (State) 21202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

pw

pw

OATH OR AFFIRMATION

I, David M. Churchill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brown Advisory Securities, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the Company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Deborah L. Gallagher
Notary Public
Howard County
Maryland
My Commission Expires 2/23/2013

David M. Churchill

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Brown Advisory Securities, LLC

FOCUS Report

December 31, 2010 - original vs amended filing

	Original	Amended	Difference	
ASSETS				
11. Other Assets - Non-Allowable (Boxes 735 & 930)	1,039,574	866,906	(172,668)	1
12. Total Assets (Box 740)	1,375,854	1,203,186	(172,668)	1
12. Total Assets (Box 940)	6,450,164	6,277,495	(172,669)	1
LIABILITIES & OWNERSHIP EQUITY				
17. Accounts payable, accrued liabilities, expenses and other (Boxes 1205 & 1685)	3,335,387	3,125,533	(209,854)	1
20. Total Liabilities (Boxes 1230 & 1760)	3,384,470	3,174,616	(209,854)	1
23. D. Retained Earnings (Box 1794)	(493,320)	(456,135)	37,185	1
23. E. Total (Box 1795)	3,065,694	3,102,879	37,185	1
24. Total Ownership Equity (Box 1800)	3,065,694	3,102,879	37,185	1
25. Total Liabilities and Ownership Equity (Box 1810)	6,450,164	6,277,495	(172,669)	1
COMPUTATION OF NET CAPITAL				
1. Total ownership equity from Statement of Financial Condition (Box 3480)	3,065,694	3,102,879	37,185	1
3. Total ownership equity qualified for Net Capital (Box 3500)	3,065,694	3,102,879	37,185	1
5. Total capital and allowable subordinated liabilities (Box 3530)	3,065,694	3,102,879	37,185	1
6. A. Total non-allowable assets from Statement of Financial Condition (Box 3540)	1,375,854	1,203,186	(172,668)	1
6. D. Other deductions and/or charges (Box 3620)	(1,651,672)	(1,479,004)	172,668	1
8. Net Capital before haircuts on securities positions (Box 3640)	1,414,022	1,623,875	209,853	1
10. Net Capital (Box 3750)	1,314,104	1,523,957	209,853	1
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT				
11. Minimum net capital required (6-2/3% of line 19) (Bos 3756)	225,631	211,641	(13,990)	1
14. Excess net capital (line 10 less 13) (Box 3770)	1,064,104	1,273,957	209,853	1
15. Net capital less greater of 10% of line 19 or 120% of line 12 (Box 3780)	975,657	1,206,495	230,838	1
COMPUTATION OF AGGREGATE INDEBTEDNESS				
16. Total A.I. liabilities from Statement of Financial Condition (Box 3790)	3,384,470	3,174,616	(209,854)	1
19. Total aggregate indebtedness (Box 3840)	3,384,470	3,174,616	(209,854)	1
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10) (Box 3850)	257.55	208.31	(49)	1
STATEMENT OF INCOME				
8. Other revenue (Box 3995)	84,990	54,360	(30,630)	2
9. Total revenue (Box 4030)	3,765,410	3,735,671	(29,739)	2
15. Other expenses (Box 4100)	381,344	351,605	(29,739)	2
16. Total expenses (Box 4200)	3,691,502	3,661,763	(29,739)	2
18. Provision for Federal income taxes (Box 4220)	43,922	6,737	(37,185)	1
22. Net income (loss) after Federal income taxes and extraordinary items (Box 4211)	29,986	67,171	37,185	1
STATEMENT OF CHANGES IN OWNERSHIP EQUITY				
1. A. Net income (loss) (Box 4250)	29,986	67,171	37,185	1
2. Balance, end of period (from item 1800) (Box 4290)	3,065,694	3,102,879	37,185	1

1. To adjust current and deferred tax expense and liability to audited provision.
2. To reclassify $30,000 between expense and revenue for financial statement presentation.

Brown Advisory Securities, LLC
FOCUS Report
December 31, 2010 - original vs amended filing

	Original	Amended	Difference	
ASSETS				
11. Other Assets - Non-Allowable (Boxes 735 & 930)	1,039,574	866,906	(172,668)	1
12. Total Assets (Box 740)	1,375,854	1,203,186	(172,668)	1
12. Total Assets (Box 940)	6,450,164	6,277,495	(172,669)	1
LIABILITIES & OWNERSHIP EQUITY				
17. Accounts payable, accrued liabilities, expenses and other (Boxes 1205 & 1685)	3,335,387	3,125,533	(209,854)	1
20. Total Liabilities (Boxes 1230 & 1760)	3,384,470	3,174,616	(209,854)	1
23. D. Retained Earnings (Box 1794)	(493,320)	(456,135)	37,185	1
23. E. Total (Box 1795)	3,065,694	3,102,879	37,185	1
24. Total Ownership Equity (Box 1800)	3,065,694	3,102,879	37,185	1
25. Total Liabilities and Ownership Equity (Box 1810)	6,450,164	6,277,495	(172,669)	1
COMPUTATION OF NET CAPITAL				
1. Total ownership equity from Statement of Financial Condition (Box 3480)	3,065,694	3,102,879	37,185	1
3. Total ownership equity qualified for Net Capital (Box 3500)	3,065,694	3,102,879	37,185	1
5. Total capital and allowable subordinated liabilities (Box 3530)	3,065,694	3,102,879	37,185	1
6. A. Total non-allowable assets from Statement of Financial Condition (Box 3540)	1,375,854	1,203,186	(172,668)	1
6. D. Other deductions and/or charges (Box 3620)	(1,651,672)	(1,479,004)	172,668	1
8. Net Capital before haircuts on securities positions (Box 3640)	1,414,022	1,623,875	209,853	1
10. Net Capital (Box 3750)	1,314,104	1,523,957	209,853	1
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT				
11. Minimum net capital required (6-2/3% of line 19) (Bos 3756)	225,631	211,641	(13,990)	1
14. Excess net capital (line 10 less 13) (Box 3770)	1,064,104	1,273,957	209,853	1
15. Net capital less greater of 10% of line 19 or 120% of line 12 (Box 3780)	975,657	1,206,495	230,838	1
COMPUTATION OF AGGREGATE INDEBTEDNESS				
16. Total A.I. liabilities from Statement of Financial Condition (Box 3790)	3,384,470	3,174,616	(209,854)	1
19. Total aggregate indebtedness (Box 3840)	3,384,470	3,174,616	(209,854)	1
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10) (Box 3850)	257.55	208.31	(49)	1
STATEMENT OF INCOME				
8. Other revenue (Box 3995)	84,990	54,360	(30,630)	2
9. Total revenue (Box 4030)	3,765,410	3,735,671	(29,739)	2
15. Other expenses (Box 4100)	381,344	351,605	(29,739)	2
16. Total expenses (Box 4200)	3,691,502	3,661,763	(29,739)	2
18. Provision for Federal income taxes (Box 4220)	43,922	6,737	(37,185)	1
22. Net income (loss) after Federal income taxes and extraordinary items (Box 4211)	29,986	67,171	37,185	1
STATEMENT OF CHANGES IN OWNERSHIP EQUITY				
1. A. Net income (loss) (Box 4250)	29,986	67,171	37,185	1
2. Balance, end of period (from item 1800) (Box 4290)	3,065,694	3,102,879	37,185	1

1. To adjust current and deferred tax expense and liability to audited provision.
2. To reclassify $30,000 between expense and revenue for financial statement presentation.

BROWN ADVISORY SECURITIES, LLC

Report of Independent Registered Public Accounting Firm

December 31, 2010

KPMG

KPMG LLP
1 East Pratt Street
Baltimore, MD 21202-1128

Report of Independent Registered Public Accounting Firm

The Member
Brown Advisory Securities, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Brown Advisory Securities, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1 Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2 Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences;

3 Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4 Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5 Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 25, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065341 FINRA DEC
Brown Advisory Securities, LLC 11*11
901 S. Bond Street STE400
Baltimore MD 21231-3340

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Shannon Pierce, Controller 410-537-5417

2. A. General Assessment (item 2e from page 2) $ 25,145

B. Less payment made with SIPC-6 filed (exclude interest) (11,865)
July 2010
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 13,280

E. Interest computed on late payment (see instruction E) for______days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 13,280

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 13,280

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Brown Advisory Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 16 day of February, 2011.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January, 2010 and ending December, 2010
Eliminate cents

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 13,248,228
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		—
(2) Net loss from principal transactions in securities in trading accounts.		—
(3) Net loss from principal transactions in commodities in trading accounts.		—
(4) Interest and dividend expense deducted in determining item 2a.		—
(5) Net loss from management of or participation in the underwriting or distribution of securities.		—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		—
(7) Net loss from securities in investment accounts.		—
Total additions		0
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		2,696,591
(2) Revenues from commodity transactions.		—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		371,740
(4) Reimbursements for postage in connection with proxy solicitation.		—
(5) Net gain from securities in investment accounts.		4,461
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		17,653
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ —	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ 99,936	
Enter the greater of line (i) or (ii)		99,936
Total deductions		3,190,381
2d. SIPC Net Operating Revenues		$ 10,057,847
2e. General Assessment @ .0025		$ 25,145

(to page 1, line 2.A.)

KPMG

BROWN ADVISORY SECURITIES, LLC

Report of Independent Registered Public Accounting Firm

December 31, 2010

KPMG

KPMG LLP
1 East Pratt Street
Baltimore, MD 21202-1128

Report of Independent Registered Public Accounting Firm

The Member
Brown Advisory Securities, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Brown Advisory Securities, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1 Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2 Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences;

3 Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4 Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5 Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 25, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended December 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065341 FINRA DEC
Brown Advisory Securities, LLC 11*11
901 S. Bond Street STE 400
Baltimore MD 21231-3340

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Shannon Pierce, Controller 410-537-5417

2. A. General Assessment (item 2e from page 2) $ 25,145
   B. Less payment made with SIPC-6 filed (exclude interest) (11,865)
   July 2010
   Date Paid
   C. Less prior overpayment applied (—)
   D. Assessment balance due or (overpayment) 13,280
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum —
   F. Total assessment balance and interest due (or overpayment carried forward) $ 13,280
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 13,280
   H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Brown Advisory Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 16 day of February, 2011.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January, 2010 and ending December, 2010
Eliminate cents

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 13,248,228
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		—
(2) Net loss from principal transactions in securities in trading accounts.		—
(3) Net loss from principal transactions in commodities in trading accounts.		—
(4) Interest and dividend expense deducted in determining item 2a.		—
(5) Net loss from management of or participation in the underwriting or distribution of securities.		—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		—
(7) Net loss from securities in investment accounts.		—
Total additions		-0-
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		2,696,591
(2) Revenues from commodity transactions.		—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		371,740
(4) Reimbursements for postage in connection with proxy solicitation.		—
(5) Net gain from securities in investment accounts.		4,461
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		17,653
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ —	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ 99,936	
Enter the greater of line (i) or (ii)		99,936
Total deductions		3,190,381
2d. SIPC Net Operating Revenues		$ 10,057,847
2e. General Assessment @ .0025		$ 25,145

(to page 1, line 2.A.)